                      Securities and Exchange Commission
                            Washington, D.C.  20549

                                   FORM 11-K
                          ---------------------------


(Mark one)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996


                                 OR


[ ]       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________



                         Commission file number 1-168
                        ------------------------------



                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                           (Full title of the plan)


                                 AMETEK, INC.
                                STATION SQUARE
                          PAOLI, PENNSYLVANIA  19301
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         Report of Independent Auditors


The Administrative Committee
The Ametek Savings and Investment Plan


We have audited the accompanying statements of financial condition of The Ametek Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of The Ametek Savings and Investment Plan at December 31, 1996 and 1995, and the changes in its financial status for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                /s/ Ernst & Young LLP



Philadelphia, Pennsylvania
June 20, 1997


                                              THE AMETEK SAVINGS AND INVESTMENT PLAN
                                                 STATEMENT OF FINANCIAL CONDITION
                                                         DECEMBER 31, 1996


                              FIXED                                  COMMON
                              INCOME       EQUITY       INSURANCE    STOCK         LOAN          UNALLO-        TOTAL
                               FUND         FUND        CONTRACTS     FUND        ACCOUNT         CATED

ASSETS
 Investments at market
  value:
  Guaranteed Income
   Contracts
   (at contract value)       $45,144,295   $         -  $        -  $        -   $        -      $       -   $ 45,144,295
  Dreyfus Money Market fund    2,506,686             -           -           -            -              -      2,506,686
  Dreyfus Group of Equity
   funds                               -    32,070,338           -           -            -              -     32,070,338
  Fidelity Group of Equity
   funds                               -     9,297,534           -           -            -              -      9,297,534
  Cash value of life
   insurance                           -             -     547,276           -            -              -        547,276
  AMETEK, Inc. common stock            -             -           -   7,869,847            -              -      7,869,847
  Short-term investment
   fund                                -             -           -           -            -        845,579        845,579
                             --------------------------------------------------------------------------------------------
                              47,650,981    41,367,872     547,276   7,869,847            -        845,579     98,281,555
                             --------------------------------------------------------------------------------------------
 Receivables:
  Employee contributions         220,727       231,171       1,661      29,557            -              -        483,116
  Employer contributions          59,391        65,612           -       8,476            -              -        133,479
  Loans to participants                -             -           -           -    5,272,408              -      5,272,408
 Interfund accounts              458,551       517,694         604      64,531     (195,801)      (845,579)             -
                             --------------------------------------------------------------------------------------------
  Total Assets               $48,389,650   $42,182,349    $549,541  $7,972,411   $5,076,607      $       -   $104,170,558
                             ============================================================================================
LIABILITIES AND PLAN EQUITY

 Liability for Insurance
  Contribution               $         -   $         -      $2,265   $       -   $        -     $       -          $2,265
                             --------------------------------------------------------------------------------------------
  Total Liabilities                    -             -       2,265           -            -             -           2,265
 Plan equity                  48,389,650    42,182,349     547,276   7,972,411    5,076,607             -     104,168,293
                             --------------------------------------------------------------------------------------------
  Total liabilities and
    plan equity              $48,389,650   $42,182,349    $549,541  $7,972,411   $5,076,607     $       -    $104,170,558
                             ============================================================================================


                                                      See accompanying notes


                                                                F-2

                                              THE AMETEK SAVINGS AND INVESTMENT PLAN
                                                 STATEMENT OF FINANCIAL CONDITION
                                                         DECEMBER 31, 1995


                                      FIXED                                      COMMON
                                     INCOME         EQUITY      INSURANCE        STOCK         LOAN        UNALLO-      TOTAL
                                      FUND           FUND       CONTRACTS         FUND        ACCOUNT       CATED
ASSETS
 Investments at market value:
  Guaranteed Income Contracts
   (at contract value)            $43,823,027    $         -    $      -    $        -    $        -    $       -    $43,823,027
  Dreyfus Money Market fund         1,780,258              -           -             -             -            -      1,780,258
  Dreyfus Group of equity funds             -      25,541,595          -             -             -            -     25,541,595
  Fidelity Group of equity funds            -       6,032,191          -             -             -            -      6,032,191
  Cash value of life insurance              -               -    579,528             -             -            -        579,528
  AMETEK, Inc. common stock                 -               -          -     6,665,201             -            -      6,665,201
  Short-term investment fun                 -               -          -            -              -      752,761        752,761
                                  ----------------------------------------------------------------------------------------------
  Total Investments                45,603,285      31,573,786    579,528     6,665,201             -      752,761     85,174,561

 Receivables:
  Employee contributions               59,754          62,454        735         8,758             -            -        131,701
  Employer contributions                4,331          12,190          -         1,313             -            -         17,834
  Dividend receivable                       -               -          -        21,179             -            -         21,179
  Loans to participants                     -               -          -             -     4,769,169            -      4,769,169
 Interfund accounts                   394,259         405,317      4,027        56,994      (107,836)    (752,761)             -
                                  ----------------------------------------------------------------------------------------------
  Total Assets                    $46,061,629     $32,053,747   $584,290    $6,753,445    $4,661,333    $       -    $90,114,444
                                  ==============================================================================================
LIABILITIES AND PLAN EQUITY

 Liability for Insurance
  Contribution                    $         -     $         -   $  4,762    $        -    $        -    $       -    $     4,762
                                  ----------------------------------------------------------------------------------------------

  Total Liabilities                         -               -      4,762             -             -            -          4,762
 Plan equity                       46,061,629      32,053,747    579,528     6,753,445     4,661,333            -     90,109,682
                                  ----------------------------------------------------------------------------------------------
  Total liabilities and
   plan equity                    $46,061,629     $32,053,747   $584,290    $6,753,445    $4,661,333    $       -    $90,114,444
                                  ==============================================================================================

                            See accompanying notes.

                                              THE AMETEK SAVINGS AND INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                   YEAR ENDED DECEMBER 31, 1996
                                               FIXED                                  COMMON
                                              INCOME       EQUITY     INSURANCE        STOCK       LOAN           TOTAL
                                               FUND         FUND      CONTRACTS        FUND       ACCOUNT

ADDITIONS
 Contributions:
  Employee                                  $ 3,941,766  $ 4,954,393  $   55,881   $  587,983  $         -    $  9,540,023
  Employer                                      853,492    1,253,379           -      162,736            -       2,269,607
  Rollovers from other plans                    171,114      425,524           -       35,121            -         631,759
                                            -------------------------------------------------------------------------------
   Total Contributions                        4,966,372    6,633,296      55,881      785,840            -      12,441,389
                                            -------------------------------------------------------------------------------
 Investment Income:
  Interest and dividends                      2,690,795    4,771,630      47,337       84,663      311,449       7,905,874
  Net realized and unrealized gain
   on investments                                     -      547,232           -    1,269,129            -       1,816,361
                                            -------------------------------------------------------------------------------
   Total Investment Income                    2,690,795    5,318,862      47,337    1,353,792      311,449       9,722,235
                                            -------------------------------------------------------------------------------

  Total Contributions and                   -------------------------------------------------------------------------------
   Investment Income                          7,657,167   11,952,158     103,218    2,139,632      311,449      22,163,624
                                            -------------------------------------------------------------------------------
DEDUCTIONS
 Withdrawals and terminations                (5,026,095)  (2,405,627)    (28,295)    (429,992)    (159,123)     (8,049,132)
 Insurance premiums and commissions
   - net                                              -            -     (55,881)           -            -         (55,881)
Net interfund transfers                        (303,051)     582,071     (51,294)    (490,674)     262,948               -
                                            -------------------------------------------------------------------------------
   Total Deductions                          (5,329,146)  (1,823,556)   (135,470)    (920,666)     103,825      (8,105,013)
                                            -------------------------------------------------------------------------------
Increase (decrease) in plan
 equity                                       2,328,021   10,128,602     (32,252)   1,218,966      415,274      14,058,611
Plan equity at beginning of year             46,061,629   32,053,747     579,528    6,753,445    4,661,333      90,109,682
                                           -------------------------------------------------------------------------------
Plan equity at end of year                  $48,389,650  $42,182,349  $  547,276   $7,972,411   $5,076,607    $104,168,293
                                           ===============================================================================

                                                      See accompanying notes.

                                                                F-4

                                              THE AMETEK SAVINGS AND INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                   YEAR ENDED DECEMBER 31, 1995

                                        FIXED                                     COMMON
                                        INCOME         EQUITY      INSURANCE       STOCK         LOAN          TOTAL
                                         FUND           FUND       CONTRACTS       FUND         ACCOUNT
ADDITIONS
   Contributions:
      Employee                        $ 4,530,601    $ 4,518,701    $ 68,056    $  702,042    $        -    $ 9,819,400
      Employer                            759,082        886,251           -       142,752             -      1,788,085
      Rollovers from other plans          882,570      1,150,605           -        67,711             -      2,100,886
                                      ---------------------------------------------------------------------------------
         Total Contributions            6,172,253      6,555,557      68,056       912,505             -     13,708,371
                                      ---------------------------------------------------------------------------------
   Investment Income:
      Interest and dividends            2,830,518     5,418,190       36,968        58,020       305,950      8,649,646
      Net realized and unrealized
         gain  on investments                   -       187,479            -       667,943             -        855,422
                                      ---------------------------------------------------------------------------------
         Total Investment Income        2,830,518     5,605,669       36,968       725,963       305,950      9,505,068
                                      ---------------------------------------------------------------------------------
      Total Contributions and
         Investment Income              9,002,771    12,161,226      105,024     1,638,468       305,950     23,213,439
                                      ---------------------------------------------------------------------------------
DEDUCTIONS
   Withdrawals and terminations        (8,500,344)   (2,833,829)    (105,176)     (513,479)     (575,662)   (12,528,490)
   Insurance premiums and
     commissions - net                          -             -      (68,056)            -             -        (68,056)
   Net interfund transfers                315,079       (95,683)           -      (678,963)      459,567              -
                                      ---------------------------------------------------------------------------------
          Total Deductions             (8,185,265)   (2,929,512)    (173,232)   (1,192,442)     (116,095)   (12,596,546)
                                      ---------------------------------------------------------------------------------
Increase (decrease) in plan equity        817,506     9,231,714      (68,208)      446,026       189,855     10,616,893

Plan equity at beginning of year       45,244,123    22,822,033      647,736     6,307,419     4,471,478     79,492,789
                                      ---------------------------------------------------------------------------------
Plan equity at end of year            $46,061,629   $32,053,747     $579,528    $6,753,445    $4,661,333    $90,109,682
                                      =================================================================================

                            See accompanying notes.

                                              THE AMETEK SAVINGS AND INVESTMENT PLAN
                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                    YEAR ENDED DECEMBER 31,1994

                                         FIXED                                     COMMON
                                        INCOME         EQUITY       INSURANCE      STOCK          LOAN         TOTAL
                                         FUND           FUND        CONTRACTS       FUND         ACCOUNT
ADDITIONS
   Contributions:
      Employee                        $ 4,277,418    $ 4,319,769    $ 80,865    $  647,662    $       -    $ 9,325,714
      Employer                            903,086        852,964           -       142,969            -      1,899,019
      Rollovers from other plans          416,953        110,845           -        17,698            -        545,496
                                      --------------------------------------------------------------------------------
         Total Contributions            5,597,457      5,283,578      80,865       808,329            -     11,770,229
                                      --------------------------------------------------------------------------------
   Investment Income (Loss):
      Interest and dividends            2,890,888      1,056,646      71,140       109,298       201,296     4,329,268
      Net realized loss and
       unrealized gain
         (loss) on investments                  -     (2,144,638)          -     1,450,577             -      (694,061)
                                      --------------------------------------------------------------------------------
        Total Investment Income (Loss)  2,890,888     (1,087,992)      71,140    1,559,875       201,296     3,635,207
                                      --------------------------------------------------------------------------------
      Total Contributions and
         Investment Income (Loss)       8,488,345      4,195,586      152,005    2,368,204       201,296    15,405,436
                                      --------------------------------------------------------------------------------

DEDUCTIONS
   Withdrawals and terminations        (6,281,809)    (1,966,806)     (53,950)    (453,955)     (159,502)   (8,916,022)
   Insurance premiums and
    commissions - net                           -              -      (80,865)           -             -       (80,865)
   Net interfund transfers               (518,926)      (175,001)           -       85,143       608,784             -
                                      --------------------------------------------------------------------------------
         Total Deductions              (6,800,735)    (2,141,807)    (134,815)    (368,812)      449,282    (8,996,887)
                                      --------------------------------------------------------------------------------
Increase in plan equity                 1,687,610      2,053,779       17,190    1,999,392       650,578     6,408,549

Plan equity at beginning of year       43,556,513     20,768,254      630,546    4,308,027     3,820,900    73,084,240
                                      --------------------------------------------------------------------------------
Plan equity at end of year            $45,244,123    $22,822,033     $647,736   $6,307,419    $4,471,478   $79,492,789
                                      ================================================================================

                            See accompanying notes.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31,1996

1.    DESCRIPTION OF THE PLAN
      -----------------------

The following brief description of The Ametek Savings and Investment Plan ("the Plan") provides only summarized information. Participants should refer to the Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees of AMETEK, Inc. ("the Company"), and certain affiliated companies, an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Participants are fully vested at all times in their contributions to the Plan and are vested in Company contributions after three years of service, or upon death, attainment of age 65 or early, normal or disability retirement.
Forfeited Company contributions, which are insignificant in amount, are used to reduce current-year Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distributions at or after age 65, but no later than age 70 1/2. When a participant attains age
59 1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to certain limitations, and such amounts are reflected in a loan account receivable until repaid by the participant (see Note 4).

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum contribution of $1,200 per participant. Effective January 1, 1995, matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested. Previously, such Company contributions were temporarily invested in the Fixed Income Fund and credited to participants' accounts annually.

Effective January 1, 1997, the Plan was amended and restated to incorporate a retirement feature into the Plan to benefit eligible salaried and hourly employees hired by AMETEK after December 31, 1996. Commencing with the effective date, AMETEK will make contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant's age and years of service, up to predetermined limits. Investment programs and transfer and exchange privileges available under the retirement feature are the same for all participants in the Plan (see Note 3). However, a retirement participant becomes fully vested in his or her retirement account after five years of service, and loans and other withdrawals are generally not permitted.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

Basis of financial statements
-----------------------------

The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to former participants, which are reflected in plan equity in accordance with generally
accepted accounting principles (see Note 8).   Purchases and sales of
investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Use of estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation
--------------------

Investments in equity securities are carried at market value based upon closing
market quotes on the last business day of the Plan year.   Money market and
short-term investments are carried at the fair value established by the issuer and/or the trustee. Life Insurance Contracts are carried at the cash value of such policies at year-end.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31,1996

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
      ------------------------------------------------------

Investments in Guaranteed Income Contracts (GICs), all of which are considered benefit-responsive, are reported at contract value, which approximates fair value, in accordance with new accounting rules effective January 1, 1995. Fully benefit-responsive investment contracts are contracts that transfer financial risk of principal and interest to a responsible third party, and provide for participant-initiated transactions without conditions, limitations or restrictions. All other investment contracts are to be reported at fair value.

3.   INVESTMENT PROGRAMS
     -------------------

Mellon Trust Company, parent company of The Dreyfus Trust Company, became Trustee of the Plan effective January 1, 1996. Each participant may have his or her accounts (up to certain specified limits) in one or a combination of the following investment programs:

(a)  The Fixed Income Fund:
     ----------------------

  Following is a listing of the investments of the Fixed Income Fund which are presently invested primarily in GICs, all of which are fully benefit-responsive, and are carried at contract value. The contract value of the benefit-responsive contracts approximates fair value. The issuers of the GICs, together with the other investments of the Fixed Income Fund, are shown in the table below:

Guaranteed Income Contracts
---------------------------
                                                                  Balance
                                                             at December 31,
                                                         ------------------------
                                                            1996         1995
                                                         -----------  -----------
     Dreyfus Capital Preservation Fund                   $         -  $13,149,200
     Deutsche Bank AG (1)                                  8,457,732    4,029,786
     John Hancock Mutual Life                              2,019,348    4,109,426
     Metropolitan Life                                     3,009,796    3,119,335
     National Westminster Bank (1)                         6,233,996            -
     New York Life                                         4,709,269    4,611,154
     Principal Mutual Life                                 4,039,015    4,110,029
     State Street Bank & Trust (1)                         7,351,945            -
     United Bank of Switzerland (1)                        6,424,102    6,053,344
     Other (2)                                             2,899,092    4,640,753
                                                         -----------  -----------

       Total GIC contracts                                45,144,295   43,823,027

     Dreyfus Money Market mutual fund (at fair value)      2,506,686    1,780,258
                                                         -----------  -----------

     Total Fixed Income Fund investments                 $47,650,981  $45,603,285
                                                         ===========  ===========

     (1) Synthetic investment contracts in which a financially responsible third party pays a contract rate of interest on the underlying investments, and provides for full payment of principal upon participant-directed withdrawals from the Trust.

     (2) Short-term investment account utilized for withdrawals, transfers, and future GIC purchases.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31,1996

3.   INVESTMENT PROGRAMS (CONTINUED)
     -------------------------------

     The weighted average crediting interest rate for the benefit-responsive contracts at December 31, 1996 was 6.0% (5.9% at December 31, 1995). For benefit-responsive synthetic investment contracts, the interest rate is reset quarterly, but will not fall below zero. All other benefit-responsive contracts have fixed rates of interest to the maturity of the contracts ranging from 5.9% to 6.2%. The average yield for all benefit-responsive contracts was 5.8% for the Plan years ended December 31, 1996 and 1995, respectively.

     Investment management fees, which are not significant in amount, are assessed against the investment income earned by the accounts invested in this Fund. Prior to January 1, 1995, annual matching Company contributions were temporarily invested in this Fund and allocated, together with earnings thereon, to the individual investment fund options (see Note 1).

(b)  The Equity Fund:
     ----------------
     At December 31, 1996 and 1995, the investments of the Equity Fund consisted of the following:

                                                    1996                                   1995
                                      -----------------------------------------------------------------------
                                        Number                  Market       Number                    Market
                                      of Shares     Cost         Value      of Shares      Cost         Value
                                      -----------------------------------------------------------------------
Dreyfus Group of Equity Funds:
 The Dreyfus Fund Incorporated       1,489,993  $18,056,303  $16,307,762    1,346,337  $16,550,342  $14,028,835
 Dreyfus Premier Value Fund            224,780    4,800,490    4,723,611      175,743    3,690,369    3,644,903
 Dreyfus New Leaders Fund, Inc.        171,333    6,485,525    7,056,793      133,432    4,660,278    4,989,033
 Dreyfus Premier
  Global Investing, Inc.               264,149    4,198,636    3,982,172      185,491    2,864,219    2,878,824
                                                -----------  -----------               -----------  -----------
   Total Dreyfus Funds                           33,540,954   32,070,338                27,765,208   25,541,595
                                                -----------  -----------               -----------  -----------

Fidelity Group of Equity Funds:
 The Magellan Fund                      60,287    5,373,768    5,394,412       42,744    3,515,057    3,693,776
 The Puritan Fund                      217,111    3,731,145    3,903,122      137,473    2,176,489    2,338,415
                                                -----------  -----------               -----------  -----------
   Total Fidelity Funds                           9,104,913    9,297,534                 5,691,546    6,032,191
                                                -----------  -----------               -----------  -----------

     Total Equity Funds                         $42,645,867  $41,367,872               $33,456,754  $31,573,786
                                                ===========  ===========               ===========  ===========


 The Dreyfus group of equity funds are mutual funds that consists of small and medium growth stocks, both domestic and foreign. The Fidelity group of equity funds are also mutual funds which were added effective January 1, 1995, and consist of broad, diversified mutual funds investing in wide ranges of worldwide stocks, bonds, and other investments. The funds may also use various investment techniques, including foreign exchange and derivatives transactions. Participants should refer to the respective Dreyfus and Fidelity mutual fund prospectuses for more complete information. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts invested in these funds.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31,1996

3.   INVESTMENT PROGRAMS (CONTINUED)
     -------------------------------


(c)  Insurance  Contracts:
     ---------------------

     Employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. This fund has been closed to new participants since 1987.

(d)  The Common Stock Fund:
     ----------------------

     At December 31, 1996 and 1995, the assets of the Common Stock Fund consisted of 350,531 shares (cost $5,401,950) and 354,705 shares (cost $5,113,365) respectively, of AMETEK, Inc. common stock. Shares of AMETEK, Inc. common stock may be purchased by the Trustee on the open market, directly from AMETEK, or from other stockholders. Brokerage commissions paid are charged against the accounts invested in this Fund.

     In February 1997, AMETEK announced its intention to merge its water filtration business with Culligan Water Technologies, Inc. ("Culligan"). Upon completion of the transaction, which is expected by the end of July 1997, the Common Stock Fund will receive shares of Culligan common stock on behalf of the Fund's participants, based upon the number of shares of AMETEK common stock outstanding on the closing date. It is intended that the Culligan common stock to be received will be sold as soon as practicable, with the proceeds reinvested in additional shares of AMETEK common stock. In addition, the 25% limitation on investment allocations to this fund will be waived for any affects of the transaction on participant balances in this fund.

A participant may change his or her contribution percentage election as the first day of each calendar quarter. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

The Trustee temporarily invests the portion of employee and employer contributions awaiting allocation to the investment options chosen by participants in short-term investments.

There were approximately 5,000 participants in the Plan at December 31, 1996. The approximate number of participants in each fund at December 31, 1996 was as follows:


               Fixed Income Fund:
                    Guaranteed Income Contracts                            3,500
                    Government Series Money Market                           900
               Equity Fund:
                    The Dreyfus Fund Incorporated                          2,100
                    Dreyfus Premier Value Fund                             1,200
                    Dreyfus New Leaders Fund, Inc.                         1,500
                    Dreyfus Premier Global Investing, Inc.                 1,100
                    The Fidelity Magellan Fund                             1,000
                    The Fidelity Puritan Fund                                700
               Common Stock Fund                                           2,000
               Insurance Contracts                                           200

The total number of participants in all funds does not agree with total Plan participants due to individuals participating in more than one fund.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31,1996

4.   LOAN ACCOUNTS RECEIVABLE
     ------------------------

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two outstanding loans at any time, the sum of which may not exceed the maximum. Repayment terms of the loan are generally limited to no longer than 60 months from inception. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 1996 ranged between 7% and 10%.

5.   NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
     ------------------------------------------------------

The components of the net realized gains and losses and the change in the net unrealized gain and loss on equity investments, and included in investment income, are as follows:


                                              Year Ended December 31,
                                        -------------------------------------
                                             1996         1995       1994
                                        -------------------------------------

     Equity Fund
     -----------
     Realized gains (losses) (a)          $  (57,741)  $214,409     ($120,426)
     Change in net unrealized gain and
      loss                                   604,973    (26,930)   (2,024,212)
                                          ----------   --------   -----------
               Total Equity Fund             547,232    187,479    (2,144,638)
                                          ----------   --------   -----------

     Common Stock Fund
     -----------------
     Realized gain                           353,068    318,010        67,011
     Change in net unrealized gain           916,061    349,933     1,383,566
                                          ----------   --------   -----------
               Total Common Stock Fund     1,269,129    667,943     1,450,577
                                          ----------   --------   -----------

     Total net realized and unrealized
      gain (loss) included in
       investment income                  $1,816,361   $855,422   $  (694,061)
                                          ==========   ========   ===========

(a) The Equity Fund also made capital gain distributions, which are reported as dividend income, and which amounted to $4.2 million, $4.9 million, and $.7 million in 1996, 1995, and 1994 respectively. Such distributions were immediately reinvested in additional Fund shares.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31,1996

5.   NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS  (CONTINUED)
     ------------------------------------------------------


The net unrealized gain (loss) on investments included in the Plan's equity is as follows:



                                                Common Stock
                                    Equity          Fund          Total
                                     Fund
-------------------------------------------------------------------------


     Balance December 31, 1993    $   168,174     $ (181,663)  $  (13,489)
     Change for the year 1994      (2,024,212)     1,383,566     (640,646)
                                  -----------     ----------   ----------
     Balance December 31, 1994     (1,856,038)     1,201,903     (654,135)
     Change for the year 1995         (26,930)       349,933      323,003
                                  -----------     ----------   ----------
     Balance December 31, 1995     (1,882,968)     1,551,836     (331,132)
     Change for the year 1996         604,973        916,061    1,521,034
                                  -----------     ----------   ----------
     Balance December 31, 1996    $(1,277,995)    $2,467,897   $1,189,902
                                  ===========     ==========   ==========



6.  FEDERAL INCOME TAX STATUS
    -------------------------

The Company has received a determination letter from the Internal Revenue Service that the Plan qualifies under Section 401 of the Internal Revenue Code, and is therefore exempt from federal income tax. Continued qualification of the Plan is subject to the maintenance of its present form, or a new Internal Revenue Service determination.

Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is made. However, participants who have invested in insurance contracts are subject to ordinary income tax annually on the premiums paid for the life insurance coverage.


7.  EXPENSES
    --------

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For the Plan years ended December 31, 1996, 1995 and 1994, the Company elected to pay such expenses directly.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31,1996

8.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of Plan equity at December 31, 1996 and 1995, presented in the financial statements in accordance with generally accepted accounting principles, and the deduction for amounts owed to former participants upon withdrawals and terminations from the Plan for the years ended December 31, 1996, 1995 and 1994 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under generally accepted accounting principles.


                                            Fixed                                    Common
                                           Income         Equity      Insurance       Stock       Loan
                                            Fund           Fund       Contracts       Fund       Account       Total
------------------------------------------------------------------------------------------------------------------------

Plan Equity
-----------
 December 31, 1996:
  Plan equity reported in the
  financial statements                    $48,389,650   $42,182,349    $547,276   $7,972,411   $5,076,607   $104,168,293
  Amounts owed to former
  participants                             (1,160,916)     (761,203)       (737)    (158,150)     (29,651)    (2,110,657)
                                          -----------   -----------    --------   ----------   ----------   ------------
  Plan equity (net assets)
  reported on the Form 5500               $47,228,734   $41,421,146    $546,539   $7,814,261   $5,046,956   $102,057,636
                                          ===========   ===========    ========   ==========   ==========   ============

Plan Equity
-----------
 December 31, 1995:
  Plan equity reported in the
  financial statements                    $46,061,629   $32,053,747    $579,528   $6,753,445   $4,661,333   $ 90,109,682
  Amounts owed to former
  participants                               (930,186)     (321,064)          -      (21,546)     (12,368)    (1,285,164)
                                          -----------   -----------    --------   ----------   ----------   ------------
  Plan equity (net assets)
  reported on the Form 5500               $45,131,443   $31,732,683    $579,528   $6,731,899   $4,648,965   $ 88,824,518
                                          ===========   ===========    ========   ==========   ==========   ============

Deductions for Withdrawals and
 Terminations
------------------------------
 Year ended December 31, 1996:
 Withdrawals and
 terminations reported in the
 financial statements                     $ 5,026,095   $ 2,405,627    $ 28,295   $  429,992   $  159,123   $  8,049,132
 Add:  Amounts owed to
 former participants at
 December 31, 1996                          1,160,916       761,203         737      158,150       29,651      2,110,657
 Less:  Amounts owed to
 former participants at
 December 31, 1995                           (930,186)     (321,064)          -      (21,546)     (12,368)    (1,285,164)
                                          -----------   -----------    --------   ----------   ----------   ------------
      Payments to provide benefits
       reported on Form 5500              $ 5,256,825   $ 2,845,766    $ 29,032   $  566,596   $  176,406   $  8,874,625
                                          ===========   ===========    ========   ==========   ==========   ============

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31,1996

8.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)
      ------------------------------------------------------------------


                                      Fixed                                Common
                                     Income        Equity     Insurance    Stock       Loan        Total
                                      Fund          Fund      Contracts     Fund      Account
-----------------------------------------------------------------------------------------------------------
  Year ended December 31, 1995:
  Withdrawals and
  terminations reported in the
  financial statements             $ 8,500,344   $2,833,829    $105,176  $ 513,479   $575,662   $12,528,490
  Add: Amounts owed to
  former participants at
  December 31, 1995                    930,186      321,064           -     21,546     12,368     1,285,164
  Less: Amount owed to
  former participants at
  December 31, 1994                   (338,205)    (224,693)          -    (53,120)   (58,445)     (674,463)
                                   -----------   ----------   ---------  ---------   --------   -----------
  Payments to provide
  benefits reported on
  Form 5500                        $ 9,092,325   $2,930,200    $105,176  $ 481,905   $529,585   $13,139,191
                                   ===========   ==========   =========  =========   ========   ===========



 Year ended December 31, 1994:
  Withdrawals and
  terminations reported in the
  financial statements             $ 6,281,809   $1,966,806    $ 53,950  $ 453,955   $159,502   $ 8,916,022
  Add: Amounts owed to
  former participants at
  December 31, 1994                    338,205      224,693           -     53,120     58,445       674,463
  Less: Amounts owed to
  former participants at
  December 31, 1993                 (1,428,444)    (391,729)          -   (103,384)   (26,526)   (1,950,083)
                                   -----------   ----------   ---------  ---------   --------   -----------
  Payments to provide
  benefits reported on
  Form 5500                        $ 5,191,570   $1,799,770    $ 53,950  $ 403,691   $191,421   $ 7,640,402
                                   ===========   ==========   =========  =========   ========   ===========


                                  SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                THE AMETEK SAVINGS
                                                AND INVESTMENT PLAN
                                           ---------------------------
                                                  (Name of Plan)



Dated:  June 30, 1997               By:    /s/ John J. Molinelli
                                           -------------------------------
                                               John J. Molinelli, Member,
                                               Administrative Committee